PROSPECTUS                                                 Rule 424(b)
                                                    File No. 333-39287


                           107,020 Shares

                       THE PANDA PROJECT, INC.

                            Common Stock
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     All of the shares of common stock, par value $.01 per share ("Common Stock"), of The Panda Project, Inc. (the "Company") offered hereby (the "Shares") are being sold by certain securityholders of the Company (the "Selling Securityholders"). See "Selling Securityholders." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.

     The Selling Securityholders have advised the Company that they propose to sell the Shares from time to time in the over-the-counter market, in ordinary brokerage transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the Nasdaq National Market under the symbol "PNDA." On July 14, 1998, the closing sale price of the Common Stock on the Nasdaq National Market was $3.06 per share.

      The shares of Common Stock offered hereby represent approximately .87% of the total number of shares outstanding at June 30, 1998. Sales of all or part of the Shares offered hereby could have a negative impact on the market price of the Common Stock and adversely affect the ability of the Company to raise capital through the sale of its equity securities. See "Risk Factors -- Negative Effect of Future Sales of Stock on Market Prices and Ability to Raise Capital" and "Plan of Distribution."

     The Company will pay all the expenses, estimated to be $15,000, in connection with this offering, other than selling expenses and underwriting discounts, if applicable.
                         ----------------------

     The Common Stock offered hereby involves a high degree of
risk.  See "Risk Factors" beginning on page 4.
                         ----------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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          The date of this Prospectus is July 16, 1998.















                         TABLE OF CONTENTS



                                                            Page
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    Available Information.....................................3

    Incorporation of Certain Documents by Reference...........4

    Risk Factors..............................................4

    Year 2000 Issues..........................................15

    Use of Proceeds...........................................15

    Selling Securityholders...................................16

    Plan of Distribution......................................17

    Description of Capital Stock..............................18

    Experts...................................................21

Page 3
                         AVAILABLE INFORMATION

     The Panda Project, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the Shares (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. The Commission also makes electronic filings publicly available in the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission's Web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

     Information contained in the Company's Web site shall not be deemed to be part of this Prospectus.

Page 4
             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Transition Report on Form 10-K for the transition period from April 1, 1997 through December 31, 1997;

     (2) The Company's Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 1998;

     (3) The Company's Current Reports on Form 8-K filed January 14, 1998 and February 11, 1998; and

     (4) The Company's Registration Statement on Form 8-A filed May 5, 1994, registering the Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to The Panda Project, Inc., 901 Yamato Road, Boca Raton, Florida 33431, Attention:
Chief Financial Officer, (561) 994-2300.

                              RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements are made only as of the date of this Prospectus. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Prospectus.

     1. LIMITED PRODUCT DEVELOPMENT AND OPERATING HISTORY. The Company has a limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business in the evolving electronics industry, which is characterized by an increasing number of market entrants and intense competition, as well as those encountered in the shift from development to commercialization of new products based on innovative technologies.

     2. LIMITED REVENUES; HISTORY OF SIGNIFICANT LOSSES; ACCUMULATED DEFICIT; ANTICIPATED FUTURE LOSSES. To date, the Company has generated limited revenues from the sale of its Computer Systems, from licensing fees and from the activities associated with its grant from the Defense Advanced Research Projects Agency. The Company does not anticipate deriving larger revenues from operations until such time, if ever, that greater numbers of its Computer Systems, semiconductor packages and connectors can be sold, as to which there can be no assurance. Since inception (April 8, 1992), Company has incurred significant net losses, including losses of $1,800,340, $6,931,346, $23,894,426 and $20,874,101 during the fiscal years ended
March 31, 1994, 1995, 1996 and 1997, respectively, $8,949,652 during the nine months ended December 31, 1997, and $3,811,033 during the quarter ended March 31, 1998, resulting in an accumulated deficit of $66,676,586 as of March 31, 1998. Inasmuch as the Company expects to continue to incur operating expenses totaling approximately $1,000,000 per month related to its research and development and sales and marketing activities (including salaries of executive, technical and research and development personnel), the Company anticipates that such losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to support its operations. There can be no assurance that the Company will ever be able to generate sufficient revenues to achieve profitable operations. In addition, the Company received a going concern opinion as discussed in Note 2 of Form 10-K dated December 31, 1997.

     3. SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING. The Company's capital requirements in connection with its operations and development activities have been significant, and such requirements may continue to be significant if the Company receives large numbers of purchase orders for its Computer Systems, semiconductor packages and connectors. The Company has been dependent primarily upon the proceeds of sales of its securities to fund its activities since inception. During the period from inception through June 30, 1998, the Company raised approximately $69 million (after deduction of underwriting discounts, commissions and other selling costs) through the sale of Common Stock, Series A Convertible Preferred Stock, warrants and subordinated debentures and from the exercise of stock options and warrants. Since June 1996, the Company has entered into five agreements to license its VSPA and Compass Connector technologies and has begun to receive revenues under two of these agreements. In addition, the Company has taken actions to significantly reduce its expenses in all areas, including compensation and benefits, research and development and selling and administrative expenses.

     The Company has issued 600 shares of Series A-2 Convertible

Preferred Stock ("Series A Preferred") for an aggregate purchase price of $6,000,000. The terms of the Series A Preferred, as amended May 14, and July 2, 1998, provide that upon the occurrence of certain "Triggering Events", including suspension of sales under the Registration Statement, failure of the Company's Common Stock to be listed, or the suspension of trading in the Company's Common Stock, on the Nasdaq National Market or the Nasdaq SmallCap Market, or failure of the Company to convert shares of Series A Preferred as required, the Company shall pay the holders $100,000 on the first day of each month until the Triggering Events have been remedied. Any requirement that the Company pay such amounts could have a material adverse impact on the Company in the event the Triggering Event causing such payment is not remedied on a timely basis. See "Description of Capital Stock -- Series A Convertible Preferred Stock."

     On May 28, 1998 and June 22, 1998, the Company borrowed $750,000 and $1,000,000, respectively, from Helix (PEI) Inc. ( Helix ). The loan for $750,000 is due and payable on July 10, 1998 (Helix has agreed to extend this loan until August 15, 1998) and the loan for $1,000,000 is due and payable on August 15, 1998. Both loans are secured by the Company's intellectual property. With respect to the loans, the Company also agreed to issue Helix warrants to purchase an aggregate of 350,000 shares of the Company's Common Stock at exercise prices ranging from $3.5625 to $3.75 per share, or the price per share at which the next equity financing is carried out by the Company, if less. The warrants have a term of two years. The Company expects the proceeds of the Helix financing and its other available resources will be sufficient to sustain operations until completion of longer term financing, which the Company is actively seeking.

     Helix and its affiliates currently hold approximately 12% of the Company's common stock. James T. A. Wooder, a director of the Company, is a Vice President of Helix's parent, Helix Investments (Canada), Inc.

     The Company is actively seeking additional financing. Although the Company believes such financing will be completed, there can be no assurance that the Company will be able to obtain such financing on commercially reasonable terms or at all. The inability of the Company to repay the Helix loans when due or the inability of the Company to arrange longer term financing would have a material adverse effect on the Company and could cause the Company to be unable to implement its business strategy, or to otherwise significantly curtail or cease its operations. Furthermore, depending upon the Company's progress in the development of its products and technology and manufacturing capabilities, acceptance of its products and technology by third parties, and the state of the capital markets, the Company may also determine that it is advisable to raise additional equity capital. In addition, in the event that the Company receives a larger than anticipated number of purchase orders for its Archistrat Computers or VSPA semiconductor package, it may require resources substantially greater than it currently has or than are otherwise available to the Company, and the Company may be required to raise additional capital or engage third parties (as to which engagement there can be no assurance) to assist the Company in meeting such orders. There can be no assurance that additional financing will be available to the Company when needed on commercially reasonable terms or at all. The inability of the Company to obtain additional financing when needed would have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations. To the extent that any future financing involves the sale of the Company's equity securities, the Company's then existing stockholders may be substantially diluted.

     The common stock of the Company is listed on the Nasdaq National Market ("NMS") and as such, the Company must comply with the NMS listing requirements including the maintenance of net tangible assets
of at least $4,000,000.   As of March 31, 1998, the Company was not in
compliance with the listing requirements of NMS. However, in connection with revisions to the terms of the Series A Preferred, which became effective July 2, 1998, all provisions for redemption and liquidated damages which were previously included in the terms of the Series A Preferred were eliminated. These revisions allow for the reclassification of the balance of Series A Preferred shares to permanent equity as of the effective date of the new terms. In the event the Company is unable to maintain such requirements in the future, its common stock could be subject to delisting from the NMS. If this were to occur, the Company s common stock could be adversely affected and the Company's ability to raise additional capital could be limited.

     4. UNCERTAINTY OF MARKET ACCEPTANCE. The products and technologies currently being sold or developed by the Company utilize newly developed designs. Although the Company believes that its existing and proposed technology and products represent significant advancements in semiconductor packaging and computer technology, demand for the Company's existing and proposed products is subject to a high degree of uncertainty, as is typical in the case of newly-developed products. Achieving marketing acceptance for the Company's technology and existing and proposed products will require substantial marketing efforts and expenditure of significant funds to educate key original equipment manufacturers ("OEMs") and value-added resellers ("VARs") and end users as to the distinctive characteristics and anticipated benefits of the Company's proposed products and technologies. Many OEMs and VARs manufacture and/or sell components and computers competitive with those being developed by the Company and have achieved significant market acceptance for their products. Accordingly, due to their commitment to their own products, such entities may be inhibited from doing business with the Company. In addition, many OEMs and VARs may be reluctant to use or sell the Company's products and technologies until a sufficient number of other OEMs and VARs have already committed to do so. The Company has hired sales and marketing personnel for its Computer Systems and for its VSPA semiconductor package and Compass Connector, and it has established a network of twelve independent sales organizations to supplement the Company's internal sales force. The Company's ability to generate revenue from the sale of Computer Systems or the licensing or sale of Computer Systems, VSPA semiconductor packages or Compass Connectors will be dependent upon, among other things, its ability to effectively use the internal sales force and its network of independent sales organizations to market its products. There can be no assurance that the Company's marketing efforts will be successful.

     5. UNCERTAINTY OF PRODUCT AND TECHNOLOGY DEVELOPMENT; TECHNOLOGICAL FACTORS; DEPENDENCE ON THIRD-PARTY PRODUCT DESIGN CHANGES. The Company's success will depend in part upon its products and technology meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. There can be no assurance that the Company's products and technology will satisfactorily perform the functions for which they are designed, that they will meet applicable price or performance objectives or that unanticipated technical or other problems will not occur which would result in increased costs or material delays in their development or commercialization. In addition, technology as complex as that which will be incorporated into the Company's proposed products may contain errors which become apparent subsequent to widespread commercial use. Remedying such errors could delay the Company's plans and cause it to incur additional costs which would have a material adverse effect on the Company. The Company's success will also be dependent upon the Company's ability to adapt its products to be compatible with the products of third-party manufacturers of computer products. In addition, the Company will be dependent on certain potential customers redesigning or otherwise modifying their products to fully utilize the Company's proposed products and technology. Although the Company believes that potential customers will undertake such modifications to take advantage of the anticipated performance advantages of the Company's proposed products, the costs of making such adaptations could prevent them from doing so on a timely basis, or at all. The failure of the Company to adapt its products and technology to be compatible with products of third-party manufacturers or the failure of potential customers to make necessary modifications or to redesign their products to accommodate the Company's products could have a material adverse effect on the Company's ability to sell or license its proposed products or technology.

     6. COMPETITION; TECHNOLOGICAL OBSOLESCENCE. The markets that the Company intends to enter are characterized by intense competition. The Company's Computer Systems compete with computers offered by such companies as Silicon Graphics, Inc., Sun Microsystems, Inc., Dell Computer Corporation, Compaq Computer Corporation, Gateway 2000, Hewlett-Packard Co. and other smaller companies. The Company's Technology Products compete with semiconductor packages and connectors offered by numerous manufacturers. Many of these companies have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, sale and servicing of their products and technology. Certain of these competitors dominate their industries and have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for semiconductor packages, related technologies and/or computers. In addition, certain companies may be developing technologies or products of which the Company is unaware, which may be functionally similar, or superior, to some or all of the Company's products and technologies. Accordingly, the ability of the Company to compete will depend on its ability to complete development and introduce to the marketplace in a timely and cost-competitive manner additional products and technology, to continually enhance and improve its existing and proposed products, to adapt its products to be compatible with specific products manufactured by others, and to successfully develop and market new products. There can be no assurance that the Company will be able to compete successfully, that its competitors or future competitors will not develop technologies or products that render the Company's products and technology obsolete or less marketable or that the Company will be able to successfully enhance its products or technology or adapt them satisfactorily.

     7. DEPENDENCE ON MANUFACTURERS AND SUPPLIERS; LACK OF MANUFACTURING EXPERIENCE AND CAPABILITY. The Company has developed the ability to manufacture the VSPA semiconductor package in its own facility in Boca Raton, Florida. The automated machinery used in the manufacturing process has been designed and built by the Company to produce VSPA parts based on anticipated customer demand. The machines have a wide range of flexibility in terms of the pin count of the VSPA packages they will produce, and expected production capacity ranges from 235,000 parts per month to 290,000 parts per month, depending upon the pin count of the package. Two automated machines have been produced and a third is in production, and commercial scale production of the VSPA product has recently commenced. There can be no assurance that the Company will be able to complete additional machines within a reasonable period of time, or be capable of producing the quantities of VSPA that are anticipated. In the event the Company is unable to produce VSPA in high volumes within a reasonable period of time, or at all, delays in securing alternative manufacturing sources would result and would have a material adverse effect on the Company's operations.

     The Company has developed the capability to manufacture the Compass II Connector products required for its Computer Systems in its own facility in Boca Raton, Florida. The Company has also entered into an agreement with Sun Precision Works, Pvt. Ltd. for the production of the male connector component of the Compass II Connector. Although the Company's supply of this component is currently adequate to meet its needs, no assurance can be given that such supplier can produce such component in sufficient quantities in the future. The Company has an arrangement with LG Cable & Machinery Ltd. to supply the Compass V Connector which the Company expects to use in certain models of its Rock City computers. Although the Company anticipates that it will be able to obtain Compass V Connectors from LG Cable & Machinery Ltd. under this arrangement, no assurance can be given that the supply of such component will be in quantities sufficient to meet the Company's needs.

     The Company anticipates that it will be dependent on third parties for the manufacture and/or assembly of printed circuit boards, chassis and other subassemblies, as well as for the supply of various of the components, incorporated into the Computer Systems, and for performing the final assembly configuration, certain quality control testing and delivery of such computers. Although the Company has arrangements with certain contract manufacturers to manufacture certain subassemblies and to assemble certain models of the Computer Systems, there can be no assurance that such manufacturers will dedicate sufficient production capacity to satisfy the Company's requirements within scheduled delivery times or at all. In addition, the failure or delay by the Company's suppliers in fulfilling its anticipated component needs would adversely affect the Company's ability to develop and market its products and technology. The Company believes that these components are available from multiple sources, and the Company anticipates that it will obtain certain of them from a single or limited number of sources of supply. In the event that certain of such suppliers are unable or unwilling to provide the Company with components to be used in the Computer Systems on commercially reasonable terms, or at all, delays in securing alternative sources of supply could result in a material adverse effect on the Company's operations.

     At a future date, the Company may determine that the development of manufacturing capabilities with respect to the Computer Systems (and/or their subassemblies or components) is necessary or appropriate. The establishment of manufacturing and/or assembly capabilities may result in significant expense and is subject to numerous risks, including unanticipated technological problems and delays. The failure of the Company to successfully manufacture its Computer Systems would have a material adverse effect on the Company.

     8. DEPENDENCE ON KEY PERSONNEL. The success of the Company will be dependent on the continued personal efforts of Stanford W. Crane, Jr., its Chairman, President and Chief Executive Officer and the principal inventor of its proprietary products and technologies, and certain other key personnel. Although Mr. Crane has entered into a five-year employment agreement with the Company which extends to January 1999, the agreement provides that he may resign by giving six months' notice at any time. The loss of his services would have a material adverse effect on the Company. The Company has obtained key-man insurance on Mr. Crane's life in the amount of $2,000,000. The success of the Company also is dependent upon its ability to hire and retain additional qualified executive, scientific, production and marketing personnel. Although the Company has been able to hire qualified personnel, there can be no assurance that the Company will be able to hire additional qualified personnel or retain such necessary personnel.

     9. PATENTS AND PROPRIETARY INFORMATION. The Company's success will depend on its ability to obtain patents, protect trade secrets, and operate without infringing on the proprietary rights of others. As of May 19, 1998, the Company had obtained eleven United States patents and an aggregate of 39 foreign patents. In addition, the Company had pending a total of 20 United States and 26 foreign patent applications. These patents and pending applications relate to VSPA, Compass PGA, various designs of the Computer Systems, the use of the Compass Connector in Compass PGA and in the Computer Systems, and a PCB manufacturing technology known as "Well Tech PCB". The Company's foreign patent filings have been made in selected countries, including the Republic of China (Taiwan), Germany, the United Kingdom, Ireland and France. The Company will continue to file applications in certain foreign jurisdictions to secure protection in those jurisdictions in accordance with the Patent Cooperation Treaty and the Paris Convention for the Production of Industrial Property (which allows such filings to relate back to the original filing date in the United States) covering the Company's technology and proposed products. To the extent possible, the Company also intends to file patent applications with respect to products and technology that it may develop in the future.

     There can be no assurance that any of the Company's pending patent applications will ultimately result in an issued patent.

Moreover, the patent laws of other countries may differ from those of the United States as to the patentability of the Company's products or technology, and the degree of protection afforded by foreign patents may be different from that in the United States. The failure by the Company to obtain patents for which applications are currently pending could have a material adverse effect on the Company's ability to commercialize successfully its proposed technology and products. Even if the Company is able to obtain such patents, there can be no assurance that any such patents will afford the Company commercially significant protection for its technology or products. In addition, other companies may independently develop equivalent or superior technologies or products and may obtain patent or similar rights with respect to them. Although the Company believes that its technology has been independently developed and that its technology does not infringe on the patents or violate the proprietary rights of others, there can be no assurance that any of the Company's technology or products, will not be determined to infringe upon the patents or proprietary rights of others, or that patents or proprietary rights of others will not have an adverse effect on the ability of the Company to do business. If the Company's technology or products were determined to infringe on the patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company. Moreover, in the event that the Company's technology or proposed products were deemed to infringe upon the rights of others, the Company would be required to obtain licenses to utilize such technology. There can be no assurance that the Company would be able to obtain such licenses in a timely manner or on acceptable terms and conditions, and the failure to do so could have a material adverse effect on the Company. If the Company were unable to obtain such licenses, it could encounter significant delays in product market introductions while it attempted to design around the infringed upon patents or rights, or could find the development, manufacture or sale of products requiring such licenses to be foreclosed. In addition, patent disputes are common in the computer industry and there can be no assurance that the Company will have the financial resources to enforce or defend a patent infringement or proprietary rights action.

     The Company relies on confidentiality and nondisclosure arrangements with its employees, consultants and others involved with the Company's product and technological development efforts. There can be no assurance that these agreements will provide meaningful protection to the Company or that other companies will not acquire information which the Company considers proprietary. Moreover, there can be no assurance that other companies will not independently develop know-how comparable or superior to that of the Company.

     The Company has registered the Archistrat, VSPA and Rock City trademarks with the U.S. Patent and Trademark Office and has applied for appropriate trademark, copyright and other legal protection for its product names, logos and other identifications. There can be no assurance that the Company will not be precluded by others from using any of such identifications or creating proprietary rights with respect to them.

     10. DEPENDENCE ON THE CRANE-PANDA LICENSING AGREEMENT; POTENTIAL CONFLICTS OF INTEREST. Pursuant to a license agreement entered into in January 1996 between the Company and Mr. Crane (the "Crane-Panda License"), Mr. Crane has granted the Company the nonexclusive right to utilize the Compass Connector, a key component in the commercialization of the Company's Computer Systems and the development and commercialization of Compass PGA. The Crane-Panda License was executed in connection with the conversion to a nonexclusive license of the 3M License described below and supersedes an earlier license agreement between Mr. Crane and the Company relating to the Compass Connector. Under the Crane-Panda License, the Company is required to pay Mr. Crane a royalty on any sales of Compass Connectors as discrete parts in the amount of 5% of the net sales price for the first five years of the term of the agreement, 2.5% of the net sales price for the next five years of the term of the agreement and 2% of the net sales price thereafter, provided that no royalty is payable until aggregate net sales of the Compass Connector as discrete parts exceed $100,000. The royalty rate will be reduced after the fifth anniversary of the agreement if no patent remains in effect with respect to the Compass Connector. No royalty is payable on sales of the Compass Connector as incorporated in the Computer Systems or other computer system or assembly. The Company may grant sublicenses under the Crane-Panda License, but only for the use of products as incorporated in the Computer Systems or other computer system or assembly. To date, there have been no sales requiring the payment of royalties to Mr. Crane under the Crane-Panda License. The Crane-Panda License obligates the Company to maintain proprietary information relating to the Compass Connector on a confidential basis, notify Mr. Crane of any evidence of infringement with respect to the Compass Connector and related technology, and cooperate with Mr. Crane to contest any such infringement. In the event that the Company becomes bankrupt or insolvent or defaults in any of its material obligations under the Crane-Panda License and fails to cure any such defaults within specified cure periods, Mr. Crane may terminate the Crane-Panda License. The Company is substantially dependent upon the Crane-Panda License. The termination of the agreement under any circumstances would have a material adverse effect on the Company. Although actions of the Company with respect to the Crane-Panda License must be authorized by a majority of the Company's independent directors, and the Company and Mr. Crane would be represented by separate counsel in the event of a dispute concerning the Crane-Panda license, there can be no assurance that conflicts of interest will not arise with respect to the Crane-Panda License or that such conflicts will be resolved in a manner favorable to the Company. In addition, Mr. Crane retains ownership of the Compass Connector technology, and has the right to grant licenses to or otherwise transfer rights to the Compass Connector technology to third parties.

     In September 1992, Mr. Crane granted an exclusive license (the "3M License") to Minnesota Mining and Manufacturing Co. ("3M") to develop, manufacture, use and sell the Compass Connector other than as part of a computer system. In February 1996, Mr. Crane and 3M agreed to convert the 3M License to a nonexclusive license. The 3M License provides in certain circumstances for the payment of a royalty to Mr. Crane. As of the date of this Prospectus, Mr. Crane had received no such payments.

     11. SUBSTANTIAL CONTROL BY MANAGEMENT. As of the June 30, 1998, officers and directors of the Company own of record and beneficially approximately 40% of the issued and outstanding shares of Common Stock and are thus able to exert substantial influence over the policies and affairs of the Company.

     12. RISKS RELATING TO POTENTIAL INTERNATIONAL OPERATIONS. Although the Company currently prices all of its international sales in U.S. dollars, future sales or licensing of its products or technologies outside the U.S. may be subject to the risks associated with fluctuations in currency exchange rates. The Company may also be subject to other risks associated with international operations, including tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies (which licenses may on occasion be delayed or difficult to obtain), unexpected changes in regulatory requirements, longer accounts receivable requirements, difficulties in managing international operations, potentially adverse tax consequences, economic and political instability, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales or licenses and, consequently, on the Company's business and operations as a whole.

     13. POTENTIAL FOR DILUTION; REGISTRATION RIGHTS; OUTSTANDING OPTIONS AND WARRANTS. The Company currently has outstanding an aggregate of 600 shares of Series A Preferred. In the event certain conditions are met, the Company has the right to cause the issuance of
an additional 400 shares of Series A Preferred.   Shares of Series A
Preferred are convertible into shares of Common Stock pursuant to a formula whereby the purchase price of the shares to be converted ($10,000 per share) plus any accrued dividends are divided by a conversion price based on the lesser of a fixed conversion price or a floating conversion price based on the market price of the Common Stock. If converted at the fixed conversion price of $3.50 per share, the outstanding Series A Preferred would be convertible into approximately 1,714,000 shares of Common Stock. Depending on market conditions at the time of conversion, the number of shares issuable could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. Purchasers of Common Stock could therefore experience substantial dilution upon conversion of the Series A Preferred. In addition, an increase in the amount of Common Stock in the public market as a result of such conversion could reduce the market price of the Common Stock.

     Pursuant to a Registration Rights Agreement dated February 11, 1998 (the "Registration Rights Agreement"), the shares of Common Stock into which the outstanding Series A Preferred may be converted plus shares of Common Stock issuable upon exercise of warrants to purchase up to 150,000 shares of Common Stock issued in connection with the sale of the Series A Preferred are being registered by means of the Registration Statement. In addition, the Company has also granted to Mr. Crane the right to include up to approximately 496,000 of his shares of Common Stock (which volume restrictions will be eliminated after May 16, 1999) each year in certain registration statements which may be filed by the Company. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

     As of June 30, 1998, the Company has reserved 3,225,321 shares of Common Stock, including 150,000 shares subject to warrants issued in connection with the sale of the Series A Preferred, for issuance upon the exercise of warrants. In the event the 400 additional shares of Series A Preferred described above are issued, the Company would be required to issue Warrants to purchase an additional 100,000 shares of Common Stock. In addition, the Company has reserved 1,579,326 shares of Common Stock as of June 30, 1998 for issuance to employees, officers, directors and consultants under its 1995 Employee Stock Incentive Plan, 1993 Performance Incentive Plan and Non-Employee Director Stock Option Plan. The price which the Company may receive for the Common Stock issuable upon exercise of such warrants and options will, in all likelihood, be less than the market price of the Common Stock at the time of such exercise. Consequently, for the life of such warrants and options, the holders thereof may have been given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock. The exercise of all of the aforementioned securities may also adversely effect the terms under which the Company could obtain additional equity capital. Should a significant number of these securities be exercised, the resulting increase in the amount of the Common Stock in the public market may reduce the market price of the Common Stock.

     14. ANTITAKEOVER STATUTES. Florida has enacted legislation that may deter or frustrate takeovers of the Company. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, starting at 20%, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

     15. EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS. The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action of the shareholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock issued by the Company, including shares of Series A Preferred which are currently outstanding or may be issued in the future. In addition, without the prior written approval of the holders of 66 2/3% of the Series A Preferred shares, the Company shall not (1) consolidate or merge with another corporation or other entity or person, whereby the shareholders of the Company own in the aggregate less than 50% of the ultimate parent or surviving entity, 2)transfer all or substantially all of the Company's assets to another corporation or other entity or person, or 3) fix a record date for the declaration of a distribution or dividend, whether payable in cash, securities or assets (other than shares of common stock). The Company's Amended and Restated Articles of Incorporation also provide for staggered terms for the members of the Board of Directors. Certain provisions of the Company's By-laws, the issuance of Preferred Stock, certain provisions of the Company's Amended and Restated Articles Incorporation, and the staggered Board of Directors could have a depressive effect on the Company's stock price or discourage a hostile bid in which shareholders could receive a premium for their shares. In addition, these provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, or delay, prevent or deter a merger, acquisition, tender offer or proxy contest for the Company. See "Description of Capital Stock".

     16. POSSIBLE LACK OF RESOURCES OF SELLING SECURITYHOLDERS. The Selling Securityholders may be deemed to be Underwriters pursuant to the Securities Act, and in that regard may become liable to the purchasers of the Common Stock offered hereby pursuant to the terms of the Securities Act if certain provisions of the Securities Act are not complied with by them. There can be no assurance that any of the Selling Securityholders have the financial resources to discharge any such liability.

     17. GENERAL. Because of factors discussed above and other factors, past financial performance should not be considered an indicator of future performance. Investors should not use historical trends to anticipate future results and should be aware that the Company's financial condition may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, general conditions in the semiconductor packaging and computer industries, changes in earnings estimates and recommendations by analysts and other events.

                        YEAR 2000 ISSUES

     The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems of the Year 2000. Key financial, information and operational systems will be assessed and plans will be developed to address required systems modifications. While the Company has not completed its detail plans with regards to this uncertainty, management believes, based on discussions with vendors of its major business applications and Year 2000 Compliance certificates received from the related software developers, that the financial impact of making the required systems changes, if any, will not be material to the Company's financial position, results of operations or cash flows.

                            USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Securityholders.

Page 16
                         SELLING SECURITYHOLDERS

     All of the shares of Common Stock of the Company offered hereby are being sold by the Selling Securityholders named below. The Company will receive none of the proceeds from the sale of shares offered hereby. To the best knowledge of the Company, none of the Selling Securityholders beneficially owns 5% or more of the Company's outstanding Common Stock and none of the Selling Securityholders has held any office or maintained any material relationship with the Company or its predecessors or affiliates over the past three years.

     The following table sets forth information concerning the beneficial ownership of shares of Common Stock by the Selling Securityholders as of June 30, 1998 and the number of such shares included for sale in this Prospectus, assuming the sale of all Shares being offered by this Prospectus. The Common Stock offered hereby consists of (i) 42,667 and 27,429 shares, respectively, issuable upon the exercise of warrants (the "Warrants") held by Dusseldorf Securities Limited and designees of Jefferies & Company, Inc., which were granted in connection with a private placement by the Company of subordinated convertible debentures completed on April 14, 1997, and
(ii) up to 36,924 shares (the "IIRG Shares") issuable to International Investor Relations Group, Inc. pursuant to a consulting agreement dated June 9, 1997 (the "Consulting Agreement"). The Warrants are exercisable during the period beginning April 14, 1997 and ending April 2, 2002 at exercise prices of $6.75 per share, in the case of the Warrant issued to Dusseldorf Securities Limited and $7.00 per share, in the case of the Warrants held by designees of Jefferies & Company, Inc. All of the IIRG shares have been issued as of the date hereof.


                            Shares                            Shares
                            Owned               Shares        Owned
Selling                     Prior to            Offered       After
Securityholders             Offering            Hereby        Offering
---------------             --------            -------       --------

Dusseldorf Securities
Limited                      73,585             42,667        30,918

John J. Radecki, Jr.            304                304          --

Andrew R. Whittaker &
Stephani Whittaker, JTWROS    1,015              1,015          --

M. Brent Stevens                304                304          --

Kenneth S. Taratus, Jr.         243                243          --

Joseph Francis Maly, Jr.        122                122          --

David P. St. Jean               304                304          --

David J. Losito                 304                304          --

Nauman Toor                     152                152          --

Joel Nicholas Woolard &
Jean Curtis Woolard JTWROS       91                 91          --

John G. Chiles Ttee F/B/O
John G. Chiles & Chnthia M.
Chiles Rev Tr Dtd 8/1/90        304                304          --

Robert Michael Werle&
Constance L. Hilladr Werle
JTWROS                          304                304          --

Daniel O. Conwill, IV         2,027              2,027          --

Chris M. Kanoff &
Mary Ellen Kanoff JTWROS      2,024              2,024          --

Christopher W. Allick &
Alice P. Allick               8,533              8,533          --

Richard Handler &
Martha Handler JTWROS           122                122          --

Jeffrey Kent Weinhuff           304                304          --

JEFCO c/o Jefferies &
Company, Inc.                10,972             10,972          --

International Investor
Relations Group, Inc.        36,924 (1)        36,924 (1)       --

 --------

                          PLAN OF DISTRIBUTION

         The Shares may be offered for sale from time to time by the Selling Securityholders to various purchasers, or they may be retained. The Selling Securityholders may elect to sell the Shares in negotiated transactions at prices and on terms related to the then-current market price or otherwise, or in market transactions, or to pledgees, donees or other transferees, in each case without the participation of underwriters, brokers or dealers. The shares may also be offered for sale and sold by any such donees, pledgees or other transferees. The Selling Securityholders or such donees, pledgees or other transferees may also from time to time offer the Shares through brokers, dealers or agents, or through underwriters, who may receive underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers for whom they act as agent. In that event, the offers or sales may be made (i) by a block trade in which a broker or dealer, engaged for the purpose, will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) by purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (iii) by ordinary brokerage transactions or transactions in which the broker solicits purchasers,
(iv) with the permission of the Company, in an underwritten transaction, or (v) otherwise. In the event that brokers or dealers are engaged by the Selling Securityholders or their donees, pledgees or other transferees, such brokers or dealers may arrange for other brokers or dealers to participate.

     Any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     In offering the Shares, the Selling Securityholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Securityholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     The public offering of the Shares by the Selling Securityholders will terminate on the earlier of (a) two years from the date of this Prospectus, or (b) the date on which all Shares have been sold by the Selling Securityholders.

     The Company will pay certain expenses incidental to the offering and sale of the Shares to the public estimated to be approximately $15,000. The Company will not pay for, among other expenses, selling expenses or underwriting discounts, if applicable. The Company has agreed to indemnify Dusseldorf Securities Ltd. and Jeffries & Company, Inc. against certain liabilities, including liabilities under the Securities Act, in connection with the offering of the Shares made pursuant to this Prospectus.

                 DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock").

COMMON STOCK

       As of June 30, 1998, there were 12,247,782 shares of Common Stock outstanding and held of record by 281 shareholders.

     The holders of Common Stock are entitled to one vote for each share held. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive all assets of the Company available for distribution to shareholders, subject to any preferential rights of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering, will be fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation, dividend rights and conversion rights, without any further vote or action by shareholders. The issuance of Preferred Stock could adversely effect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of the Company.

SERIES A CONVERTIBLE PREFERRED STOCK

     The Board of Directors of the Company has designated 1,000 shares of the Preferred Stock as Series A-2 Convertible Preferred Stock ("Series A Preferred") with the rights, preferences, privileges and terms set forth in the Company's Sixth Articles of Amendment of Amended and Restated Articles of Incorporation ("Articles of Amendment"). The Company has issued 600 shares of Series A Preferred for an aggregate purchase price of $6,000,000. In the event certain conditions are met, the Company has the right to cause the issuance of 400 additional shares of Series A Preferred.

     Holders of Series A Preferred are entitled to receive a dividend of 5% per annum of the purchase price of such shares, payable quarterly, at the option of the Company either in cash or as an accrual to the purchase price utilized in computing the number of shares of Series A Preferred issuable on conversion. So long as any Series A Preferred is outstanding, no dividends may be paid nor shall any distribution be made, on Common Stock or other shares junior in rank to the Series A Preferred ("Junior Shares") unless all dividends for all past quarterly dividend periods have been paid or declared and a sum of cash or amount of shares sufficient for the payment thereof set apart.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred are entitled to receive in cash from the assets of the Company, before any amount shall be paid to holders of Junior Shares, an amount per share of Series A Preferred equal to the sum of (i) the purchase price for such share and (ii) any accrued but unpaid dividends thereon. If the amounts available for distribution are insufficient to pay the full amount due to holders of Series A Preferred, and shares of other classes or series of preferred stock of the Company that are of equal rank to the Series A Preferred then each holder of Series A Preferred and such other shares shall receive a percentage of the amounts available for distribution ratably in proportion to the respective amounts of such assets to which they otherwise would be entitled.

     Holders of Series A Preferred shall have no voting rights except as required by law or as specified in the Articles of Amendment. Pursuant to the Articles of Amendment, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A

Preferred is required for (i) any amendment to the Company's Articles of Incorporation which would alter the rights and preferences of the Series A Preferred or otherwise impair the rights of the holders of Series A Preferred relative to the holders of the Common Stock or the holders of any other class of capital stock, or (ii) any issuance of more than the 1,000 shares of Series A Preferred. In addition, without the prior written approval of the holders of 66 2/3% of the Series A Preferred shares, the Company shall not (1) consolidate or merge with another corporation or other entity or person, whereby the shareholders of the Company own in the aggregate less than 50% of the ultimate parent or surviving entity, 2)transfer all or substantially all of the Company's assets to another corporation or other entity or person, or 3) fix a record date for the declaration of a distribution or dividend, whether payable in cash, securities or assets (other than shares of common stock).

     Shares of Series A Preferred are convertible into shares of Common Stock pursuant to a formula whereby the purchase price of the shares to be converted plus accrued dividends are divided by a conversion price defined as the lower of (i) $3.50, subject to adjustment in the event of certain dilutive issuances of securities by the Company or for stock splits or similar events (the "Fixed Conversion Price"), or (ii) a percentage of the average closing bid price of the Common Stock for the five days immediately preceding conversion equal to 92%, if conversion occurs during the period beginning 120 days and ending 180 days after issuance of the Series A Preferred, or 90%, if conversion occurs after 180 days from issuance of the Series A Preferred. The conversion of Series A Preferred into shares of Common Stock may not occur during the period prior to 120 days after issuance except at the Fixed Conversion Price. All outstanding Series A Preferred will automatically convert into Common Stock, at the then applicable conversion price, on the fifth anniversary of issuance. In addition, the Company has the right to require that all unconverted shares of Series A Preferred be converted to Common Stock at any time if the closing bid price of the Common Stock is equal to $12.00 per share for a period of twenty consecutive trading days.

     The terms of the Series A Preferred, provide that upon the occurrence of certain "Triggering Events", including suspension of sales under the Registration Statement, failure of the Company's Common Stock to be listed, or the suspension of trading in the Company's Common Stock, on the Nasdaq National Market or the Nasdaq SmallCap Market, or failure of the Company to convert shares of Series A Preferred as required, the Company shall pay the holders $100,000 on the first day of each month until the Triggering Events have been remedied.

FLORIDA LAW AND CERTAIN ANTI-TAKEOVER CHARTER PROVISIONS

     Florida has enacted legislation that may deter or frustrate takeovers of the Company. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, starting at 20%, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

     The Company's Amended and Restated Articles of Incorporation provide that the authorized number of directors may be changed only by resolution of the Board of Directors, that the Board of Directors is classified into three classes, only one of which shall be elected at any given annual meeting and that directors can only be removed for cause. These provisions, which require the vote of at least two-thirds of the shareholders to amend, could have the effect delaying, deterring or preventing a change in control of the Company or depress any market price of the Common Stock or discouraging hostile bids in which shareholders of the Company could receive a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company has been appointed as the transfer agent and the registrar for the Company's Common Stock.

                                EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Transition Report on Form 10-K of The Panda Project, Inc. for the transition period ended December 31, 1997 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to The Panda Project, Inc.'s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.